Sify Technologies Limited
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
www.sifycorp.com
March 16, 2009
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance

Re:	Sify Technologies Limited Form 20-F for the Fiscal Year Ended March 31, 2008 Filed October 14, 2008 Forms 6-K filed January 23, 2009 File No. 000-27663
Dear Mr. Kronforst:
     This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated February 9, 2009 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008 (the “Annual Report”) and the Forms 6-K filed on January 23, 2009. For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.
     This report contains translations of some Indian rupee amounts into U.S. dollars at Rs 40.02 per USD $1.00, the exchange ratio in effect as of March 31, 2008.

Sify Technologies Limited
March 16, 2009

Form 20-F for Fiscal Year Ended March 31, 2008
Risk Factors, page 17 “We may not be able to maintain our Nasdaq Global Market listing”:
Comment 1: Please tell us whether, as a foreign private issuer, you claim any exemptions from the NASDAQ listing requirements. We note your disclosure on page 22 that you benefited from NASDAQ requirements in connection with your initial public offering.
Response 1:
     As a part of our initial listing, we received the benefit of exemptions from the NASDAQ corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering, under Nasdaq Rules 4350(f), 4350(g) and 4350(i)(1)(D), respectively. We have not claimed any other exemptions from the NASDAQ listing requirements.
     Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers to follow home country corporate governance standards in lieu of certain Nasdaq requirements. We continue to utilize this exemption with respect to Nasdaq Rule 4350(f), regarding quorum requirements for stockholder voting; Nasdaq Rule 4350(g), regarding the solicitation of proxies; and Nasdaq Rule 4350(i)(1)(D), regarding shareholder approval of certain issuances of securities, and comply with Indian law with respect to each of the foregoing.
Item.5.Operating and Financial Review and Prospects
Results of operations
Year ended March 31, 2008 compared to year ended March 31,2007
Revenues, page 37
Comment 2: We note your disclosure that cybercafé revenues decreased due to unexpected rent increases on the cybercafé premises. Please clarify for us why an increase in rent resulted in decreased revenue. Refer to authoritative accounting guidance as appropriate.
Response 2:
     The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. Sify provides the complete back-end support, including bandwidth, the authentication / usage engine and the billing / collection system. Sify has discretion in establishing prices and determines the service specifications. Sify also reserves the right to make any change, alteration, modification in the services, business exploitation model, revenue generation, models, charges, policies, specifications etc at its sole discretion and the same is binding on the franchisee.
     Under the terms of the agreement, Sify is required to pay a commission at approximately 70% of the revenue generated by the franchisees from internet usage at cybercafés. The revenue earned from internet usage at cybercafés is recognised based on usage by the customer on a gross basis with the corresponding commission being recorded as an expense.
     The aforesaid revenue recognition policy is based on the principles set out in IAS 18 “Revenue”.

Sify Technologies Limited
March 16, 2009

     Although the number of cybercafés increased from 3,638 as at March 31, 2007 to 3,887 as at March 31, 2008, there has been a decrease in the fully operational cybercafés from 2,629 as at March 31, 2007 to 2,165 as at March 31, 2008. India witnessed significant increase in rentals for premises during that year, and as a result, many of the franchisees scaled down or had nil operations during the period under review. In view of the above, there was a decrease in the cybercafé revenue during the fiscal year ended March 31, 2008.
     In our future filings, we will clarify the above relationship between rental costs and cybercafé revenues and include disclosure regarding applicable revenue recognition policies.
Comment 3: You indicate that that your online portal and content offerings division experienced a decrease in revenue in fiscal 2008 partially due to drop in corporate orders resulting from management’s decision to slow down the growth of this business. Please tell us whether you consider the revenue decrease to be a trend and, if so, how you considered providing enhanced disclosure as to the expected impact of the trend and the basis for management’s decision. See Item 5.D.of Form 20-F.
Response 3:
     Revenue from corporate orders earned during the fiscal year ended March 31, 2008 amounted to Rs 183 million (USD $4.57 million). Whilst this constitutes 87% of the total revenue from online portal and content offerings, it represents only 3.5% of the total revenue of the Company for the year ended March 31, 2008. Corporate orders operate with small profit margins and a large number of orders are required. Due to the slowdown in the economic environment, the margins on some of the orders were becoming unattractive. Management opted out of such orders resulting in lower volumes. The revenue from corporate orders decreased by Rs 35.5 million (USD $0.89 million) as compared to the previous year and did not have a material effect on the Company’s revenues. Given that this business was not significant in the context of the overall business of the Company, management believed that enhanced disclosures under Item 5.D. of Form 20-F was not considered necessary.
     The Company will evaluate the materiality of the corporate orders and revise its disclosure in future filings, as applicable and pursuant to Item 5D of Form 20-F.
Liquidity and Capital Resources, page 40
Comment 4: Your disclosure in this section does not appear to meet all of the requirements of item 5.B.1 of Form 20F. For example, you don’t provide a description of your internal and external sources of liquidity or include a statement regarding whether you believe your working capital is sufficient to meet your present requirements. You also do not discuss any of your borrowing facilities although you disclose in Note 40 to your Consolidated Financial Statements that you have unused lines of credit with several banks. Please advise.
Response 4:
     Our primary source of liquidity is from net cash earned from operating activities. As of March 31, 2008, we had cash and cash equivalents of Rs. 1,506 million (USD $37.63 million) and other short-term investments of Rs. 19 million (USD $0.47 million). Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of Rs. 1,500 million (USD $37.48 million) out of which Rs. 650 million (USD $16.24 million) had not been utilized as at March 31, 2008. Further, we were provided non-funded limits of Rs. 1,250 million (USD $31.23 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs. 476 million (USD $11.89 million) remained unutilized as of the reporting date. We believe that our cash and cash equivalents,

Sify Technologies Limited
March 16, 2009

short-term investments and working capital lines are sufficient to meet our present working capital requirements. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
     Information regarding utilization of our borrowing facilities has been disclosed in the financial statements under notes 23 and 37 of our Annual Report. Similarly, our capital commitments are disclosed under note 36 of our Annual Report.
     We note the Staff’s comment and will revise our disclosure accordingly in applicable future filings with the SEC.
Comment 5: We note your disclosure that your accounts receivable increased in fiscal 2008 versus fiscal 2007 due to more relaxed credit policies. Please explain to us the significant changes in the terms of your policies that occurred in fiscal 2008. As part of your response, tell us whether the changes to your credit policies represent a significant uncertainty related to your allowance for doubtful accounts that requires additional disclosure pursuant to Item 5.D.of Form 20-F. In addition, tell us how you evaluated any impact on your revenue recognition policies.
Response 5:
     While our credit policies vary across our different businesses, the credit policies for our corporate customers have a significant impact on our receivable days. In fiscal 2007, our credit policy for our corporate customers permitted a credit period of 90 days. Non-payment beyond the credit period would generally result in disconnection and acted as a significant deterrent. The economic environment in fiscal 2007 permitted us to generally ensure adherence to our credit policies.
     In fiscal 2008, the economic environment became more competitive, which curtailed our ability to strictly enforce our credit policies. Accordingly, even though as per the policy, the credit period did not change in fiscal 2008 as compared to fiscal 2007, the average collection period went up from 79 days (as of March 31, 2007) to 103 days (as of March 31, 2008).
     We estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, historical payment patterns, customer concentrations, current economic trends and other relevant information. The assessments reflect management’s best assumptions and estimates. We believe that the elongation of the credit collection period has not created any significant uncertainty related to allowance for doubtful accounts and thus no disclosure was contemplated under Item 5.D. of Form 20-F.
     We recognize revenue only when it is probable that the economic benefits associated with the transaction will flow to the entity. Accordingly, no revenue is recognised unless it is considered probable that payment will be received. Where uncertainty arises after the revenue has been recognised, the uncollectible amount is recognised as an expense and not as an adjustment of the amount of revenue originally recognised. We carefully monitor the movement in allowance for doubtful accounts in each period to determine whether the change reflects uncertainty existing at the time of recognition of revenue (resulting in revenue reversal) or whether the uncertainty has arisen after the revenue has been recognized (resulting in a bad debt expense).

Sify Technologies Limited
March 16, 2009

Item.6.Directors, Senior Management and Employees
Officer Compensation, page 48
Comment 6: The summary compensation table on page 48 indicates that several of your executive officers received bonuses during fiscal year 2008. Please tell us if the bonuses were paid pursuant to a bonus or profit sharing plan. If so, please provide a brief description of the plan and the basis upon which your executives participated in the plan. See Item 6.B.1 of Form 20-F.
Response 6:
     The Company makes bonus payments to employees including executive officers upon satisfactory achievement of the following two performance criteria.
          (i) Performance of the Company: Represents bonus payable on achievement of overall revenue and net profit targets for the Company. These performance targets were not achieved for the year ended March 31, 2008 and thus no bonus was paid under this category.
          (ii) Performance of the individual: Represents bonus payable on achievement of the individual’s Key Responsibility Areas (KRA) and Key Performance Indicators (KPI). These KRAs and KPIs vary in relation to each employee including executive officers and include both financial and non-financial parameters.
     The aggregate bonus paid during the year ended March 31, 2008 under this category in respect of employees including executive officers who have achieved the KRAs and KPIs was Rs. 16.49 million (USD $0.41 million) of which Rs 4.76 million (USD $0.12 million) relates to executive officers.
     We note the Staff’s comment and will revise our disclosure accordingly in applicable future filings with the SEC.
Comment 7: We note that you have not disclosed any amount that you have set aside or accrued to provide pension, retirement or similar benefits to your directors or executive officers. See Item 6, B.2 Form 20-F, however, Note 4j to your Consolidated Financial Statements indicates that you have a defined benefit retirement plan that covers all your employees. Please advise.
Response 7:
     As per the service contracts entered into with the employees (including executive officers), the Company provides the following retirement benefits: (a) Provident fund contributions and (b) Gratuity.
     Provident fund contribution is a defined contribution plan governed by a statute in India. Under this, both employer and employee make monthly contributions (determined in relation to the basic salary of the respective employees) to a fund administered by the Government of India.
     Gratuity is a defined benefit retirement plan covering all employees and provides for lump sum payment to employees at retirement or termination (computed based on the respective employees last drawn basic salary and years of employment with the Company). Liability for gratuity is accrued based on an actuarial valuation on an overall Company basis.
     The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

Sify Technologies Limited
March 16, 2009

     In respect of remuneration paid to the executive officers, provident fund contributions made by the Company have been included under the “Salary” column for the purpose of disclosure under Item 6 of Form 20-F.
     The details of our contribution to provident fund in respect of the executive officers are set forth below:

Name	Rs in million
C V S Suri	0.33
Bhaskar R Sayyaparaju	0.28
V Sivaramakrishnan	0.26
David Appasamy	0.13
Naresh Ajwani	0.17
Pijush Kanti Das	0.17
Venkat Rao Mallineni	0.14
K N Ajith	0.11
Vijay Kumar	0.15
P J Nath	0.29
Aravind Mathur	0.27
S Gopalakrishnan	0.15
     Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2008 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.
     We note the Staff’s comment and will revise our disclosure accordingly in applicable future filings with the SEC.
Board composition, page 49
Comment 8: Please tell us whether Messrs. Mouli and Raju are subject to re-election by your shareholders to your board of directors. If so, please tell us the expiration dates for their current terms of office. See Item 6.C.1.of Form 20-F. Please also tell us whether you have service contracts with any of yours directors that provide benefits upon termination of employment. See Item 6.C.2 of Form 20-F.
Response 8:
     The terms of Mr. C B Mouli and Mr. Ananda Raju Vegesna expire in September 2010, and each are eligible for re-election by the shareholders at the Annual General Meeting to be held in September 2010. The Company has service contracts with Mr. Raju Vegesna, Chief Executive Officer and Managing Director and Mr. Ananda Raju Vegesna, Executive Director. The Company does not have any service contract with any other Director of the Board of Directors. The service contracts with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna do not provide for any benefits upon termination of employment.
     We note the Staff’s comment and will revise our disclosure accordingly in applicable future filings with the SEC.

Sify Technologies Limited
March 16, 2009

Stock Ownership, page 49
Comment 9: In future filings please provide information in the table on each of the persons listed in response to Item 6.B.of Form 20-F on an individualized basis and state whether the dashes in the table indicate that the beneficial owner holds less than one percent of the class. See Instruction to Item 6.E of Form 20-F. To the extent Mr. Raju Vegesna holds options, information regarding the options should be included in the table pursuant to Item 6.E of Form 20-F. With respect to Mr. Ananda Raju Vegesna, please clarify whether, excluding the forfeited shares, he holds less than one percent of the equity shares.
Response 9:
     In the table provided in Item 6.C. of Form 20-F, dashes represents Nil holdings by Directors. Mr. Raju Vegesna does not hold any Company stock options. Mr. Ananda Raju Vegesna, excluding the forfeited shares, does not hold any equity share in the Company as at September 1, 2008.
     The Company will revise its disclosure in future filings with the SEC in accordance with the Staff’s comment.
Item.15.Controls and Procedures, page 70
Comment 10: We note your Statement that “(J) in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives...”. Accordingly your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please refer to section II F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.33-8238,available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report and provide us with a representation that you will provide confirming disclosure in future filings
Response 10:
     We hereby confirm that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this annual report. We also represent that we will provide such confirmation in our future filings.

Sify Technologies Limited
March 16, 2009

Comment 11: It appears that your effectiveness conclusion regarding your disclosure controls and procedures is qualified with respect to your investments in certain unconsolidated entities. As such it is unclear whether your disclosure controls and procedures, as defined in Rules
13a-15(e) and 15d-15(e), were in fact effective. Please tell us the basis for this qualification .If you conclude there is no basis for this qualification, please tell us whether your disclosure controls and procedures were effective, without qualification, for the period covered by the annual report and remove the qualifying language in future filings.
Response 11:
     The reference to the above comment is in connection with our investment in MF Global Sify Securities India Private Limited
(“MF Global”). The accounts of MF Global, an equity method investee are not consolidated on a line-by-line basis in our financial statements, and as such, controls over the recording of transactions MF Global are not part of our internal control structure. We, however, have sufficient controls over the reporting in accordance with GAAP, in the company’s financial statements, of our portion of the investee income or loss, the investment balance, adjustments to the income or loss and investment balance, and related disclosures and, if applicable, transactions between the company and investee company. Annually, MF Global provides us audited financial statements under IFRS. We perform a review of the reconciliation of the equity method earnings and losses to the audited financial statements of MF Global including adjustments for alignment of accounting policy differences, if any.
     With the above background, the intent of the management had not been to qualify the effectiveness conclusion regarding our disclosure controls and procedures. Specifically, we confirm that our disclosure controls and procedures were effective, without qualification, for period covered by the annual report.
     We also confirm that such qualifying language will not be included in our future filings with the SEC.
Changes in Internal Control Over Financial Reporting, page 72
Comment 12: We note your disclosure there were no ‘material’ changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. Please tell us whether there was any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal Control over financial reporting. See Item 15(d) of Form 20-F. Please revise your disclosure in future filings to conform to the item requirement.
Response 12:
     There were no changes in the Company’s Internal Control over Financial Reporting identified in connection with our evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected ,or is reasonably likely to materially affect, our internal control over financial reporting.
     The Company will revise its disclosure in future filings with the SEC in accordance with the Staff’s comment.

Sify Technologies Limited
March 16, 2009

Item.18.Financial Statements
Note 4.Significant Accounting Policies
n. Export Benefits, page 97
Comment 13: We note you recognize import duty entitlements under the Serving from India Scheme in the year you export services, provided there is no significant uncertainty as to the amount of and your ability to use the entitlement. Please provide us with your analysis of the authoritative guidance that supports your accounting treatment of these entitlements.
Response 13:
Background
•	The Government of India through Ministry of Commerce and Industry introduced Served from India Scheme (the Scheme), an export promotional scheme under the Foreign Trade Policy 2004-2009. Under the scheme, the service providers who have a total foreign exchange earning of at least INR 1 million (approximately USD $0.02 million) in the preceding or current financial year are eligible to qualify for a duty credit entitlement. The entitlement for all service providers (other than hotels and restaurants) is a duty credit equivalent to 10% of the foreign exchange earned.

•	The duty credit entitlement received under the scheme may be used for import of any capital goods including spares, office equipment and professional equipment, office furniture and consumables, provided it is part of their main line of business of the exporter.
Relevant accounting literature
Under the IFRS Framework for the Preparation and Presentation of Financial Statements (the “Framework”) an asset is defined as a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity (para 49(a)). The Framework further states that the definition of income encompasses both revenue and gains (para 74). The Framework (para 75) also states that “gains represent other items that meet the definition of income and may or may not, arise in the course of the ordinary activities of an entity. Gains represent increases in economic benefits and as such are no different in nature from revenue. Hence, they are not regarded as constituting a separate element in this Framework”. Accordingly, we have applied the guidance in IAS 18 Revenue and IAS 20 Accounting for Government Grants and Disclosure of Government Assistance by analogy to recognise duty credit entitlement as other income.
As per IAS 18 — Revenue,
a)	Revenue is “income that arises in the course of the ordinary activities of the entity: a) sale of goods, b) rendering of services and c) the use by others of entity assets yielding interest, royalties and dividends.”

b)	Paragraph 7 of IAS 18 provides, “revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants”. It includes the gross inflow of economic benefits received and receivable by the entity for its own account that can be measured in terms of fair value. Further, the framework provides that an asset is a resource controlled by the entity as a result of past events, from which future economic benefits are expected to flow to the entity.

Sify Technologies Limited
March 16, 2009

c)	Under paragraph 18 of IAS 18 on recognition of revenue, “revenue is recognised only when it is probable that economic benefits associated with the transaction will flow to the entity.”
As per IAS 20 — Accounting for Government Grants and disclosure of Government Assistance
a)	Paragraph 3 provides, Government grants “are assistance provided by government in the form of transfer of resources to an entity in return of past or future compliance with certain conditions relating to the operating activities of the entity.” Further, it defines, Grants related to income, “are government grants other than those related to assets.”

b)	Paragraph 7 on recognition of government grants provides, “Government grants, including non monetary grants at fair value, shall not be recognised until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received.” Paragraph 16 further provides, “ government grants be recognised as income on a systematic and rational basis over the periods necessary to match related costs”.

c)	Presentation of grants related to income as provided in paragraphs 29 and 29A of IAS 20 provide that, “grants shall be presented as a credit either separately or under a general heading such as ‘other income’.”
Our analysis of the account for duty credit entitlement under IFRS:
•	The duty credit entitlement arises from the export of services made by the Company. The objective of the Served from India Scheme is to promote growth of export of services from India in a globally competitive economic environment. Accordingly, the benefits are in relation to the export transactions;

•	Such export benefits under the Scheme are an asset provided in the framework of IAS, since future economic benefits are expected to flow to the Company by way of utilization of the same for payment of customs duty on import of capital assets/spare/inventories. Having regard to the utilization pattern in the past and imports budgeted by the Company, it is probable that the economic benefits associated with the duty credit entitlement will flow to the Company;

•	The Company has complied with the conditions laid out in the Scheme and thus there is a reasonable assurance that the grants will be received. There have been no instances of non-receipt of the entitlement; and

•	The entitlement being in the nature of a grant is classified as other income.
The duty credit entitlement is in the nature of income considering that there is no uncertainty in receipt of entitlement from the government authorities. Accordingly, the benefits (i.e., the duty credit) are recorded in the year of the qualified exports and by debiting another asset and crediting other income.

Sify Technologies Limited
March 16, 2009

Note 12.Lease Prepayments, page 104
Comment 14: Please tell us more about the terms and conditions of your leasehold land prepayments. As part of your response, explain to us the nature of the land, the length of the lease, your intended use for the land, whether there are any restrictions on the use of the land whether the lease requires you to make improvements on the land, the identity of the counter- parties to the arrangements and their relationship to the company, and whether or not you have committed to any additional payments related to the lease.
Response 14:
(a)	During the year ended March 31, 2008, the Company has entered into a lease for land measuring 16.97 acres from Electronics Corporation of Tamil Nadu (‘ELCOT’ or the Lessor) (a Tamil Nadu State Government Promotional Agency). The land has been allotted to the Company on September 28, 2007 in the ELCOT promoted IT Special Economic Zone (SEZ) in Chennai, Tamil Nadu. The lease is for a period of 90 years.
Key terms of the lease arrangement are:

•	The Company is required to pay ELCOT a sum of Rs 555.62 million (USD $13.88 million) as refundable land deposit (payment made in January 2008);

•	Lease rental as per the agreement is Re.1 per annum [nominal rent].

•	The land deposit shall be refunded by the lessor to Sify (the Lessee) on the expiry of the period of the lease and the lessee shall handover the vacant possession of the land.

•	The land deposit does not bear any interest. The Company has estimated the fair value of this non interest-bearing land deposit at Rs. 1 million (USD $0.025 million).

•	The ownership of land will not get transferred to the Company at the end of the lease period.
(b)	In connection with the use of the land, the following matters may be noted:
i.	the land shall be utilized only for the purpose for which it has been allotted (for IT / ITES (IT Enabled Services) purposes) and be used for the Company’s own purpose only and cannot be leased or rented out or sublet. Further the Company cannot directly or indirectly transfer, assign, sell, encumber or part with its interest in the property either in part or in whole in any manner;

ii.	ELCOT shall have powers to direct removal or alteration of any building or structure erected or used contrary to the conditions of the plan; and

iii.	The intent of the Company was to set up a unit / facility for the Company’s own use.
(c)	As indicated above, ELCOT is an unrelated third party and the Company has no relationship with ELCOT other than this arrangement.

(d)	Similar to Sify, certain other companies have also been allotted land within such SEZ. Each party is required to bear a portion of common infrastructure facilities. Accordingly, the Company is required to pay from time to time to the lessor proportionate share of the common infrastructure development costs incurred by ELCOT. As at the balance sheet date, initial estimate of sums payable towards such common infrastructure development amounted to Rs. 20.9 million (USD $0.52 million). Subsequent to the balance sheet date (until the date of filing the Form 20-F), the Company has paid a sum of Rs 10 million (USD $0.24 million).

Sify Technologies Limited
March 16, 2009

Item.19.Exhibits, page 161
Exhibits 12.1 & 12.2
Comment 15: We note that your certifications were not filed in the exact form as outlined in Exhibit Instruction 12 to the Form 20-F. Specifically, the introductory text to Paragraph 4 does not refer to your certifying officers responsibility for establishing and maintaining internal control over financial reporting for the Company. In addition, the lead sentence of the certifications includes the title of the certifying officer and the company name. Please amend your annual report to file certifications in the exact form as outlined in Exhibit Instruction 12 to the Form 20-F. Note that you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1,2,4 and 5 of the certification.
Response 15:
     The Company shall promptly file an abbreviated amendment to its Annual Report on Form 20-F to include the amended certifications reflecting the Staff’s comments. We note the Staff’s comments and will comply with the requirements in future filings.
Form 6-K Filed January 23, 2009 Related to Shareholder Approval of Merger
Comment 16: We note that after having withdrawn the related party merger transaction between Sify Technologies Limited and your subsidiary Sify Communication Limited, you have determined to proceed with the merger and have sought shareholder approval of the transaction. Please tell us what consideration you gave to providing a more detailed explanation as to why the company initially pursued the merger, withdrew it, and then decided recently to proceed with the planned merger and the factors that affected the timing of those decisions.
Response 16:
     On January 22, 2008, the Board of Directors (the “Board”) of Sify approved the merger of Sify and its subsidiary, Sify Communications Limited (“Sify Comm”). The Boards of each of Sify and Sify Comm determined that a merger would produce cost savings efficiencies and, as a combined entity, benefit all shareholders. The Board then submitted the proposed merger to the shareholders and to the High Court of Madras for approval.
     In August 2008, while approval for the merger was pending, the Indian government proposed new regulations regarding the delivery of internet services and was expected to announce changes to the policy governing the spectrum for the delivery of wireless data. The Board reviewed these regulatory changes and determined that it would be in the best interest of each company to remain as separate entities, as opposed to combining the entities as contemplated by the proposed merger. The Company submitted a petition to the High Court of Madras to withdraw the merger, and such petition was approved.
     In October 2008, the Company again evaluated the feasibility of a merger between Sify and Sify Comm. The Board considered the deterioration of the Indian and global economy, and its effect on the Company’s performance during the first half of fiscal 2009 as well as the impact of a prolonged economic downturn on the Company during the third and fourth 2009 fiscal quarters. Additionally, the government regulations were not effected by the Indian government as proposed in August 2008. The Board evaluated these issues and determined that a combined entity would provide cost savings and increased cash flow, and strengthen the Company’s ability to borrow additional funds, if necessary. Accordingly, the Board of Sify determined that the merger should again proceed and sought shareholder approval, and

Sify Technologies Limited
March 16, 2009

submitted the merger to the High Court of Madras for approval. The Board’s decision was also affected by the lack of progress relating to the regulations proposed by the Indian government in August 2008.
     The Company filed Form 6-K on April 14, 2008; a Form 6-K and press release on September 15, 2008 and a Form 6-K and press release on November 25, 2008 explaining the solicitation for approval of the proposed merger, the withdrawal and the solicitation for approval again, respectively. The Company respectfully believes that the press releases, together with our public filings, provided sufficient detail to stockholders regarding the reasons for the initial merger and the subsequent desire to consummate the merger again after its withdrawal from the High Court of Madras.
Form 6-K Filed January 23, 2009 Related to Unaudited Interim Financial Results
Comment 17: We note that when filing your interim financial information on Form 6-K you routinely file only an unaudited income statement. Please tell us whether you are required under the laws of the Republic of India or by NASDAQ to publicly disclose full interim financial statements.
Response 17:
     We have not listed our shares on any of the Indian Stock Exchanges, so we are not obligated under Indian laws to disclose interim financial statements. NASDAQ Market Place Rule 4350(b)(4) requires that each foreign private issuer shall publish, in a press release, which would also be submitted on a Form 6-K, an interim balance sheet and income statement as of the end of its second quarter. This information must be provided not later than six months following the end of the issuer’s second quarter.
     However, we also disclose an abstract of unaudited performance highlights in the form of a press release containing certain key financial indicators such as revenues, cost of revenues, other income, profit before tax, profit/loss for the period for the immediate use of the investors followed by filing of Form 6-K with full set of financial statements for each quarter of the fiscal year.
Comment 18: We note you disclose a number of non-financial indicators in your Form 6-K. Tell us whether you consider any of these non-financial indicators to be key indicators of your financial condition and operating performance as addressed in Section III B.I of SEC Release 33-8350.
Response 18:
     We consider the non financial indicators disclosed in Form 6-K as key indicators of our financial condition and operating performance. These non-financial indicators are either company specific or industry specific in nature. In our future filings, we will provide enhanced disclosure regarding these non-financial indicators in accordance with the guidance set forth in Section III B.1 of SEC Release 33-8350.

Sify Technologies Limited
March 16, 2009

As requested in the Comment Letter, the Company acknowledges that:
• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions regarding the enclosed matter, please feel free to contact the undersigned at +91 44 4422 5407 / 70/77 extension 2111.

/s/ MP Vijay Kumar Name: MP Vijay Kumar
Title: Chief Financial Officer
Sify Technologies Limited
Chennai
India